legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE, LLM	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
OF COUNSEL: CRAIG D. LINDER, ESQUIRE PETER P. LINDLEY, JD, CPA, MBA STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE

July 24, 2015

VIA ELECTRONIC EDGAR FILING

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Quint Media Inc.
Preliminary Information Statement on Schedule 14C
Filed July 2, 2015
File No. 000-52218

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Quint Media Inc. (the “Company”) an amendment to the Company’s preliminary Schedule 14C (the “Amendment”). The Amendment is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Mr. Constantin Dietrich dated July 10, 2015. We trust you shall deem the Amendment and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. Please identify the stockholders holding a majority of the company’s voting power that exercised action by written consent to approve the Share Exchange Agreement and amendments to your articles of incorporation to effect the reverse stock split and corporate name change.

Response: The Company acknowledges the Staff’s comment and has included the following disclosure on page 1 of Amendment No. 1 (additions are denoted by underlining):

On June 22, 2015, our Board unanimously approved the Exchange Agreement, Exchange and the Amendments. Subsequent to our Board’s approval of the Exchange Agreement, the Exchange and the Amendments, the holders of a majority of the voting power of our voting stock approved the Exchange Agreement and the Amendments by written consent, on June 22, 2015. The consenting stockholders and their respective approximate ownership percentage of the voting stock of the Company, which total in the aggregate 74.2% of the outstanding voting stock under our current Articles, are as follows: Constantin Dietrich (8.8% of our outstanding common stock), Leon Group, LLC (32.7% of our outstanding common stock), and American Capital Ventures, Inc. (32.7% of our outstanding common stock). We expect that the Exchange Agreement and the Amendments will become effective on or about __________, 2015. Pursuant to Rule 14c-2 promulgated under the Exchange Act, we are required to send an information statement to each of our stockholders entitled to consent in connection with approval of the Exchange Agreement and adoption of the Amendments. The Exchange Agreement and the Amendments will not be effected until at least 20 calendar days after the mailing of this Information Statement to our stockholders.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Larry Spirgel

Securities and Exchange Commission

July 24, 2015

Comment 2. Please include pro forma financial statements with your amendment or provide us with your analysis supporting your conclusion that they are not required. Refer to Item 13(a) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has included pro forma financial statements in Amendment No. 1 See pro forma financial statements beginning on page F-27 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 26

Comment 3. Please identify the natural persons with voting and investment power over the shares held by Leone Group, LLC, American Capital Ventures, Inc. and Trels Investments Ltd.

Response: The Company acknowledges the Staff’s comment and has identified the natural persons with voting and investment control over the shares held by Leone Group, LLC, American Capital Ventures, Inc. and Trels Investments Ltd. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 25 of Amendment No. 1.

Comment 4. Please add a column showing the ownership percentage and total voting control of the company’s shares of common stock and Series A preferred stock giving effect to the Share Exchange Agreement.

Response: The Company acknowledges the Staff’s common and has added columns to the beneficial ownership table to show the following, after giving effect to the exchange and the articles amendments: (i) the amount and nature of the beneficial ownership of the common stock, (ii) percent of common stock, (iii) the amount and nature of the beneficial ownership of the Series A preferred stock, (iii) percent of Series A preferred stock, (iv) percent of total voting power. See “Security Ownership of Certain Beneficial Owners and Management” beginning on page 25 of Amendment No. 1.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Larry Spirgel

Securities and Exchange Commission

July 24, 2015

If the Staff has any further comments regarding the Company’s Schedule 14C or any amendments thereto, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Quint Media Inc.

By:	/s/ Constantin Dietrich
Constantin Dietrich President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

cc:	Emily Drazan/U.S. Securities and Exchange Commission
Celeste Murphy/U.S. Securities and Exchange Commission

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832